Filed Pursuant to Rule 433 dated June 1, 2026

Relating to Preliminary Prospectus Supplement dated June 1, 2026

(“Preliminary Prospectus Supplement”) and

Prospectus dated November 13, 2023

Registration Statement No. 333-275509

Final Term Sheet

$500,000,000

Public Service Enterprise Group Incorporated

$500,000,000 4.800% Senior Notes due 2031

June 1, 2026

Issuer:	Public Service Enterprise Group Incorporated

Trade Date:	June 1, 2026

Settlement Date*:	June 3, 2026 (T+2)

Aggregate Proceeds to Issuer Before Expenses:	$496,305,000

Security:	4.800% Senior Notes due 2031

Ratings**:	Baa2 (stable outlook) by Moody’s Investors Service, Inc.
BBB (stable outlook) by S&P Global Ratings

Security Type:	Senior Unsecured Fixed Rate Notes

Principal Amount:	$500,000,000

Maturity Date:	June 15, 2031

Coupon:	4.800% per annum

Interest Payment Dates:	The 15th of each June and December, beginning December 15, 2026

Optional Redemption:	Prior to May 15, 2031 (the date that is one month prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 10.0 basis points, less (b) interest accrued to, but excluding, the redemption date; and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes at any time and from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Right to Redeem for Tax Credit Event:	If a Tax Credit Event (as defined in the Preliminary Prospectus Supplement) occurs, the Issuer may redeem, at its option, the Notes, in whole but not in part, at a redemption price equal to 101% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Benchmark Treasury:	4.125% due May 31, 2031

Benchmark Treasury Yield:	4.181%

Re-offer Spread to Benchmark:	+65.0 basis points

Re-offer Yield:	4.831%

Price to Public:	99.861% of Principal Amount

CUSIP / ISIN:	744573 BC9 / US744573BC96

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

Co-Manager:	Siebert Williams Shank & Co., LLC

*

Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

No PRIIPs KID

No PRIIPs key information document (“KID”) has been prepared as the Notes are not available to retail investors in the European Economic Area.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; and Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.